Exhibit 99.34

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

May 20, 2015

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission New Brunswick

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Office of the Superintendent of Securities Prince Edward Island

Autorité des marchés financiers (Quebec)

Financial and Consumer Affairs Authority of Saskatchewan

PWC Canada LLP

Dear Sir/Mesdames:

RE: Notice of Change of Auditors
Concordia Healthcare Corp. (the “Corporation”) (the “Notice”)

We have read the Notice of Change of Auditor dated May 15, 2015 from the Corporation (the “Notice”), delivered to us in accordance with National Instrument 51-102 and, based on our knowledge of the information at this time, we agree with each statement contained in the Notice.

Yours very truly,

Licensed Public Accountants

Chartered Professional Accountants

cc:	Board of Directors of the Corporation

Mark Thompson, President and Chief Executive Officer

Leith Tessy, Chief Financial Officer and Secretary-Treasurer

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